# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beyond Meat, Inc., CIK 0001655210
CUSIP: 08862E109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001758614-20-000003
Filed by CIK 0001758614

## Reporting persons
- Brown, Ethan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,570,482; shared voting power 0; sole dispositive power 2,930,601; shared dispositive power 639,881; aggregate amount beneficially owned 3,570,482 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Beyond Meat, Inc.
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, CA, 90245

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Ethan Brown (the "Reporting Person").
Address of principal business office or, if none, residence:
The business address of the Reporting Person is
C/O Beyond Meat, Inc.,
888 N. Douglas Street, Suite 100, El Segundo, California 90245.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2024, based upon 76,065,969 shares of Common Stock outstanding as of December 31, 2024.

The Reporting Person is the beneficial owner of 1,999,190 shares of Common Stock, 1,499,495 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person that are exercisable or will become exercisable within 60 days of December 31, 2024, and 71,797 restricted stock units which will vest within 60 days of December 31, 2024 and will be settled in shares of Common Stock.
Percent of class: 4.6
Sole power to vote or to direct the vote: 3,570,482
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,930,601
Shared power to dispose or to direct the disposition: 639,881

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brown, Ethan: /s/ Ethan Brown, Ethan Brown (02/13/2025)